 As filed with the Securities and Exchange Commission on October 11, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   CFO

Date: October 11th, 2005

This is a joint press release of Tele2 Finance B.V. (“Tele2”) and funds advised by Apax Partners
(“Apax”) in relation to the recommended cash offer for the shares and convertible notes in
Versatel Telecom International N.V. (“Versatel”). Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy or Japan.

PRESS RELEASE	10 OCTOBER 2005
TELE2 DECLARES PUBLIC OFFER FOR VERSATEL UNCONDITIONAL

With reference to the earlier press releases of 18 July 2005, 17 August 2005, 8 September 2005 and 13 September 2005 and to the offer memorandum of 14 September 2005 (“Offer Memorandum”), Tele2 and Apax announce that Tele2 waives the offer condition, as set out in the Offer Memorandum, that at least 95 per cent. of the ordinary shares in the capital of Versatel (“Shares”) are tendered.

Tele2 declares both the offer for all Shares (“Offer I”) and the offer for all 3.875 per cent. convertible senior notes due 2011 convertible into ordinary shares in the capital of Versatel (“Bonds”, the offer for the Bonds referred to as “Offer II”) unconditional.

The Shares and Bonds tendered under Offer I and Offer II respectively would represent, should all Bonds be converted into Shares, approximately 77.25 per cent. of the consequently diluted share capital of Versatel.

387,423,035 Shares have been tendered under Offer I, representing 74 per cent. of the issued and outstanding share capital of Versatel, and 1,250 Bonds have been tendered under Offer II, representing 100 per cent. of the issued and outstanding Bonds.

Settlement
With reference to the Offer Memorandum, Tele2 will pay, no later than 14 October 2005 (the “First Settlement Date”), an amount of EUR 2.20 in cash for each validly tendered (or defectively tendered provided that such defect has been waived by Tele2) and delivered Share (“Offer Price per Share”). For each validly tendered (or defectively tendered provided that such defect has been waived by Tele2) and delivered Bond, Tele2 will, with reference to the Offer Memorandum, no later than 14 October 2005 pay a cash amount of EUR 132,273.61. Admitted Institutions to Euronext Amsterdam must deliver tendered Shares to ABN AMRO Bank N.V. as Settlement Agent by 13 October 2005 at the latest.

Post-acceptance period in respect of Offer I
Tele2 grants holders of Shares who have not yet tendered their Shares under Offer I the opportunity to tender their Shares in a post-acceptance period. The post-acceptance period commences at 09:00 hours, Amsterdam time (03:00 hours, New York time), on 11 October 2005 and expires at 15:00 hours, Amsterdam time (09:00 hours, New York time), on 31 October 2005. Holders of Shares can tender their Shares in the same manner and subject to the same conditions as described in the Offer Memorandum, provided that the price payable per Share tendered in the post-acceptance period will be the Offer Price per Share less the amount of any distribution made on the Shares between the settlements on the First Settlement Date and on the Second Settlement Date (as defined hereinafter) (the “Adjusted Offer Price per Share”). Shares tendered in the post-acceptance period may not be withdrawn.

Tele2 expects to make an announcement regarding the number of Shares and Bonds held by Tele2 per the last day of the post-acceptance period no later than 7 November 2005 (the “Second Settlement Date”). Payment of the Adjusted Offer Price per Share for Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by Tele2) and delivered during the post-acceptance period will take place no later than 14 November 2005.

Holders of Shares are reminded that, as described in the Offer Memorandum, (i) it is intended that Versatel’s listing on Euronext Amsterdam N.V. will be terminated as soon as possible, (ii) Tele2 expects to initiate, subject to the necessary threshold being reached, the statutory procedure contemplated by the Dutch Civil Code in order to acquire all Shares held by minority holders of Shares or, regardless of the number of Shares tendered, to take such other steps to terminate the listing and/or acquire Shares that have not been tendered, including effecting a legal merger (juridische fusie), and (iii) the acquisition of Shares by Tele2 pursuant to Offer I will, among other things, reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, thus adversely affecting the liquidity and the market value of the remaining Shares not tendered and not held by Tele2.

Further information can be obtained from:

For Tele2
Lars-Johan Jarnheimer, President and CEO	+ 46 8 562 640 00
Håkan Zadler, CFO	+ 46 8 562 640 00
Per Borgklint, Market Area Director Benelux	+ 31 20 702 02 02
Dwayne Taylor, Investor Relations, London	+ 44 20 7321 5038
Lena Krauss, Investor Relations, Stockholm	+ 46 8 562 000 45

For Apax
Ira Wülfing, Communication	+49 89 200030 33

This press release is a public announcement as meant within article 9t paragraph 4 of the Securities Markets Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995).

Unless defined herein, defined terms used in this announcement shall have the meanings ascribed to them in the Offer Memorandum.

This press release appears in Swedish also. In the event of any inconsistency, the English version will prevail over the Swedish version.